Letter Agreement

To:	RiverNorth Capital Management, LLC

325 N. LaSalle Street, Suite 645

Chicago, Illinois 60654

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth/Manning & Napier Dividend Income Fund (the “Fund”) pursuant to a Management Agreement dated as of December 28, 2010 (the “Agreement”), as amended on May 16, 2012 to add the Fund as a series of RiverNorth Funds.

From the effective date of the Fund through January 31, 2014, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to limit the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses), including amortized offering costs, at 1.60% of the average daily net assets of the Fund’s Class R shares and 1.35% of the average daily net assets of the Fund’s Class I shares for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees. This agreement may only be terminated by the Board of Trustees.

Very truly yours,

RiverNorth Capital Management, LLC

By:	/s/ Brian Schmucker
Brian Schmucker
Chief Executive Officer

Acceptance

The foregoing Agreement is hereby accepted.

RIVERNORTH FUNDS

By:	/s/ Patrick Galley
Patrick Galley
Chairman of the Board of Trustees